FORM 55-102F6 12g 82-1606

Page 1 of 1

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collect*[illegible] for purposes of th[illegible] Some of the requi[illegible] disclosed to any p[illegible] may contact the s[illegible] [illegible] information required under this form is collected on behalf of and used by the securities regulatory authorities set out below [illegible] of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. [illegible]urities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be [illegible]atory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you [illegible]hich the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

03024387

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

INTERNATIONAL WAYSIDE GOLD MINES LTD

SUPPL

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 8

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 14 05 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

**[illegible]ELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: REES

GIVEN NAMES: ANDREW H

NO. / STREET / APT: 305-455 GRANVILLE STREET

CITY: VANCOUVER

PROV: BC  POSTAL CODE: V6C1T1

BUSINESS TELEPHONE NUMBER: 604-669-6463

BUSINESS FAX NUMBER: 604-669-3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND +
☐ NOVA SCOTIA SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 360000 | | | | | | | 360000 | 1 | |
| WARRANTS | 200000 | | | | | | | 200000 | 1 | |
| COMMON | 219000 | 27 06 03 | 10 | | 25000 | .10 | | 194000 | 1 | |
| | | 27 06 03 | 10 | | 10000 | .11 | | 184000 | 1 | |

**BOX 6. REMARKS**

PROCESSED JUL 17 2003 THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): ANDREW REES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 07 03

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE